WEALTHBLOCK INC

WHITE LABEL PLATFORM LICENSE AGREEMENT

This White Label Platform License Agreement (“Agreement”) is made and shall be effective as of 7/31/2023 (“Effective Date”), by and between WealthBlock Inc, a Delaware C-corporation having an office at 600 N Broad Street, Suite 5 #3587, Middletown, DE, 19709 (“Company”), and Robert Ventures LLC, a _limited liability company incorporated/registered/formed in the State of/Commonwealth of- Delaware and having an office at 2810 N Church Street, #28283, Wilmington DE 19802 ( “Customer”).

RECITALS

WHEREAS Company has developed a proprietary software package that facilitates investments in assets including, but not limited to, investment funds (including venture capital funds), real estate development, movie financing, oil and gas development, and structured notes (collectively, “Investment Offers”) by accepting payments in various fiat and digital currencies and tracking investors’ resulting holdings; and

WHEREAS Customer wishes to license the Platform to develop an Internet portal in its own name (the “Portal”).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows.

1.Grant of License.

1.1.Definition of “Platform.” For purposes of this Agreement, the term “Standard Platform” means Company’s proprietary software package that facilitates investments in assets including, but not limited to, investment funds (including venture capital funds), real estate development, movie financing, oil and gas development, and structured notes (collectively, “Investment Offers”) by accepting payments in various fiat and digital currencies and tracking investors’ resulting holdings that Company provides without any additional customization. The term “Platform” refers to the Standard Platform and any Custom Development Work as well as any additional functions or custom software developed by Company at the request of Customer as set forth in Sections 3.13, 3.1.5, and 3.1.6 of this Agreement that enhances the functionality of the Portal.

1.2.In General. Subject to the terms and conditions set forth in this Agreement,

Company, upon execution of this Agreement, grants Customer a limited, non-exclusive, non- transferable, non-sublicensable license to use the Platform during the Term, solely for the operation of the Portal (the “License”). The Platform is provided under a license; not sold. Except for the rights expressly granted by Company to Customer in this Agreement, there are no other licenses granted to Customer whether expressed or implied, and Company reserves all rights, title, and interest in and to the Platform including but not limited to the rights to modify the Platform.

1.3.White Label Branding. The Portal shall be branded under Customer’s name and shall be accessible to the public under a URL designated by Customer.

1.4.Restrictions. Customer shall not (i) distribute, disassemble, decompile create derivative works of, reverse engineer the Platform or cause or allow discovery of Source Code (as defined below) for the Platform; (ii) transfer or allow any other person to use the Platform, except pursuant to the normal operation of the Portal (e.g., to Investment Offers, list projects or campaigns); (iii) use the name or proprietary logo(s) of Company without Company’s prior written consent; (iv) use the Platform for any purpose other than the operation of the Portal; (v) use the Platform in a manner that interferes with the use of Platform by Company or its other customers; (vi) without giving at least ninety (90) days’ notice to Company, commence development of an electronic platform for the purpose of offering such electronic platform to nonaffiliates portals, in competition with the Platform; or (vii) use or authorize the use of the Platform, Portal, or Service in any manner or for any purpose that is unlawful under applicable Law. “Law” means any statue, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, or other requirement of any federal, state, local or foreign government or political subdivision thereof, or any arbitrator, court, or tribunal of competent jurisdiction. “Source Code” means all software and the human readable source code of the Platform to which it relates, in the programming language in which the Platform was written, together with all related flow charts and technical documentation, including a description of the procedure for generating object code, all of the level sufficient to enable a programmer reasonably fluent in such programming language to understand, build, operate, support, maintain, and develop modifications, upgrades, updates, adaptations, enhancements, new versions and other derivative works and improvements of, and to develop computer programs compatible with, the Platform.

1.5.Limited License to use Customer data. Subject to the terms and conditions of this Agreement, Customer hereby grants Company a limited, royalty-free, fully-paid, non-exclusive, non-transferable, and non-sublicensable license to copy the Customer data as instructed by Customer and solely as necessary to provide the Services for the benefit of Customer and its affiliates as provided in this Agreement for so long as Customer or any End User (as defined in Section 2.4) uploads or stores such Customer data on the Portal.

2.Services. Throughout the term of this Agreement, Company shall provide the following services in connection with the creation and operation of the Portal (the “Services”):

2.1.Hosted Service. Company shall provide the hosting, management and operation of the Platform and other services for remote electronic access and use by the Customer and its End Users, as defined below in Section 2.4.

2.2.Customization. Company shall customize the Platform with the name, logos, and branding of Customer in order to create the Portal and may, in Company’s discretion, add new functionality, including Custom Development Work, to the Platform, which functionality will be disclosed and explained to Customer at the time of rollout to the public website.

2.3.Integration with Other Services. The Platform employs third-party integrations with vendors that have been selected by Company. Customer may propose integrations with other vendors, which Company may accept or reject in its sole discretion. Additional costs may apply if Company agrees to provide integration with additional vendors nominated by Customer, with such costs to be agreed by the parties prior to Company’s development of the relevant integrations.

2.3.1.By selecting to integrate features provided by North Capital Private Securities Corporation, a third-party vendor, Customer agrees to the terms and conditions set forth in Schedule B.

2.4.Support. Company shall provide ongoing support and maintenance services to ensure that the Platform performs as intended during the term as part of the subscription fee. However, Customer acknowledges and agrees that Customer is responsible for supporting the users of its Portal (the “End Users”) and Company will not provide support or maintenance directly to End Users. Company will provide support directly to Customer at the hourly rate set out in Section 3.1.3 for any functional upgrades professional services or any maintenance beyond the support levels currently shown in Schedule A which sets out service levels for the Platform (the “Service Level Agreement”).

2.5.Other Services. Company shall perform such additional services as (i) Company performs generally for its other customers without additional charge, and (ii) the parties shall mutually agree in writing from time to time, including custom software development to enhance the functionality of the Portal at an additional cost in accordance with Sections 3.13, 3.1.5, and 3.1.6.

3.Fees.

3.1.In General. The fees and other charges of Company are set forth below and on Schedules C and D.

3.1.1.Setup Fee. A one-time setup fee to install and finetune the Platform per Customer’s instruction.

3.1.2.Subscription Fee. A periodic subscription fee for use of the Platform and basic support will be charged in the amount and at the times indicated in Schedule C.

3.1.3.Professional Service Fee. Following implementation of the Portal, if Customer requires support and maintenance services for the Portal above the basic support offered in the Services, additional hours may be purchased at a rate of $175 per hour. Company may accept or reject the request in its sole discretion.

3.1.4.Third-Party Vendor Service Fee. If services of third-party vendors are used such as ACH payment, KYC/AML check and accreditation check, all fees charged by third-party vendors will be billed directly to Customer.

3.1.5.Add-on Service Fee. Customer has the option to choose any of the available add-on services (including but not limited to basic landing page creation, offer page creation, single-investment module) with written consent. The fee will be charged in the amount and at the times indicated in Schedule C if applicable.

3.1.6.Custom Development Fee. Before, during, or following the implementation of the Portal, Customer may request that Company further expand the Platform beyond the functionality of the Standard Platform by developing custom functions for Customer (the “Custom Development Work”) in accordance with such statement of work requested by Customer in accordance with Schedule D. Company may accept or reject the request in its sole discretion. Company shall charge Customer $175 an hour (the “Custom Development Fee”) for any additional software development, coding, and/or other services provided as part of the Custom Development Work.

3.1.7.Change in Customer Development Work. Before the final implementation of the additional functionality provided as part of the Custom Development Work, Customer may request that reasonable changes be made to the Custom Development Work. Company may accept or reject the request in its sole discretion. If Company accepts the change, Company will use its best efforts to implement the requested change at no additional expense to the Customer and without delaying delivery of the deliverables provided in Schedule D. In the event that the proposed change will, in the sole discretion of Company, require a delay in the delivery of the Custom Development Work or would result in additional expense to Customer, then Customer and Company shall confer and Customer may either withdraw the proposed change or request that Company deliver the Custom Development Work with the proposed change(s) and subject to the delay and/or additional expense, and execute a new or amended Schedule A, Schedule C, and/or Schedule D, as needed. Customer agrees and acknowledges that Company has the sole discretion to determine whether any change will result in a delay or additional expense.

3.2.Taxes. The fees set forth on Schedule C are exclusive of all federal, state, municipal, or other government excise, sales, use, value-added, gross receipts, personal property, occupational, or other taxes now in force or enacted in the future, and Customer shall pay any such tax (excluding taxes on Company’s net income) that Company may be required to collect or pay now or at any time in the future with respect to such fees.

3.3.Payment. Payment of the amounts due to Company under this Agreement shall be made in accordance with the payment schedule set forth in Schedule C via wire transfer, ACH, credit card or electronic payment transfer application to Company.

4.Functionality of Platform.

4.1.Initial Functionality. Company has demonstrated the Platform to Customer and delivered to Customer a mock-up of how the Portal will look and operate upon completion of its development (the “Demonstration Version”). At the time of delivery to Customer, the Portal will have substantially the same “look and feel,” features, and functionality as the Demonstration Version.

4.2.Future Functionality. Following delivery of the Platform to Customer, Company shall incorporate into the Portal such additional features and functionality as Company makes available to its customers generally without charge, but not including any Custom Development Work. Company shall give Customer reasonable advance notice of such additional features and functionality if they are material to the operation of the Portal. Company may not materially change the “look and feel” of the Platform without the consent of Customer, which shall not be unreasonably withheld.

5.Technical Specifications. Company has provided Customer with the technical specifications of the Platform and Company’s own technology infrastructure (to the extent relevant to the operation of the Platform or Portal), including but not limited to security specifications. Should Company wish to make any material modification of such technical specifications it shall use reasonable efforts to notify Customer no less than ninety (90) days in advance.

6.Delivery of Platform.

6.1.Timetable. Company shall use reasonable commercial efforts to develop and deliver the customized Portal to Customer with all appropriate haste and in accordance with such timetables as the parties may subsequently agree for individual deliverables and when applicable, in accordance with Schedules C and D. However, Customer understands that the ability of Company to follow such timetables depends on a number of factors beyond the control of Company, especially the timely cooperation of Customer and its employees. Company shall notify Customer when and if it believes any such timetables should be shortened or extended, and when applicable, modify such timetables in accordance with Section 3.1.7.

7.Customer’s Obligations.

7.1.Portal Obligations: Customer shall (i) provide Company with accurate and complete descriptions of its needs and business plans for the Portal, (ii) cooperate with Company in the development and installation of the customized Portal, (iii) use the Platform only in an operating environment (e.g., hardware and software) approved by Company, (iv) notify Company of any defects in the Platform, (v) give Company electronic access to the Portal to troubleshoot and correct any defects, (vi) install any software updates recommended by Company, (vii) use reasonable commercial efforts to operate the Portal in accordance with all applicable laws and regulations, including but not limited to securities and consumer protection laws, (viii) use reasonable commercial efforts to prevent unauthorized access to, or use of the Platform or Portal, and notify Company promptly of any such unauthorized access or use, and (ix) use reasonable commercial efforts to use features provided by Company’s vendors in accordance with all vendors’ terms and policies.

7.2.Responsibility for Operation of Portal. The parties agree that Customer, and not Company, is solely responsible for the operation of the Portal. The role of Company is only to provide the Platform and the Services. Company does not act as a fiduciary, business or legal advisor, or co-venturer. Customer is solely responsible for ensuring that the Portal is operated in accordance with applicable laws, for monitoring the content displayed on the Portal, and for establishing the terms of its relationships with users of the Portal. Company is not responsible for any information or content displayed on or transmitted through the Portal.

8.Warranties.

8.1.Mutual Warranties: Each of Company and Customer hereby represent and warrant that: (a) it is duly licensed to do business and is in good legal standing in the jurisdictions in which it does business and will remain so during the term of the Agreement; (b) it has the right, power and authority to enter into, and to fully perform its obligations under this Agreement; and (c) the information it has provided the other party under this Agreement is true, accurate and complete in all material aspects; and (d) it will conduct all of its activities hereunder in a legal, ethical, businesslike and professional manner.

8.2.Limited Performance Warranty. Company warrants that the Platform will perform substantially as demonstrated in the Demonstration Version and will be free of material errors or defects, and that all Services will be performed in a good and workmanlike manner. In the event Customer believes that Company is in violation of this limited performance warranty, Customer shall notify Company and Company shall use reasonable commercial efforts to correct any error or defect.

8.3.Warranty of Non-Infringement.

8.3.1.In General. Company warrants that the Services and the Platform shall also not, infringe any patent, trademarks, copyright, or other proprietary right of any third party.

8.3.2.Exceptions. The foregoing warranty shall not apply to infringement caused by (i) Customer’s modification or use of the Platform other than as contemplated by the Agreement; (ii) Customer’s failure to use corrections or enhancements made available by Company to the extent that such corrections or enhancements would make the Platform non-infringing; or (iii) information, specification or materials provided by Customer or third party acting for Customer.

8.4.Compliance with Laws. Company shall use commercially reasonable efforts to conduct its business, and develop the Platform, in compliance with all applicable laws, rules and regulations. Customer shall use commercially reasonable efforts to conduct its business, and assist with the development of the Portal, in compliance with all applicable laws, rules, and regulations.

8.5.No Other Warranties. EXCEPT FOR THE WARRANTIES SET FORTH IN SECTIONS 8.1, 8.2, 8.3, AND 8.4 THE PLATFORM, INCLUDING ANY ACCOMPANYING MANUALS AND OTHER MATERIALS, AND THE SERVICES, ARE PROVIDED BY THE COMPANY “AS IS,” WITHOUT WARRANTY OF ANY KIND, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, OR ANY WARRANTY THAT THE PLATFORM WILL BE ERROR-FREE OR OPERATE WITHOUT INTERRUPTION, OR THAT THE PLATFORM WILL MEET THE CUSTOMER’S REQUIREMENTS, AND ANY WARRANTIES IMPLIED BY LAW, BY THE COURSE OF DEALING BETWEEN THE PARTIES, OR OTHERWISE, ARE HEREBY EXCLUDED TO THE FULLEST EXTENT PERMITTED BY LAW.

8.6.Securities Laws. Customer represents and warrants that Customer is conducting its offering of interests in the Investment Offers in compliance with securities laws in its respective jurisdictions. Customer represents and warrants that securities created pursuant to this Agreement will be properly registered or exempt under applicable securities laws.

8.7.URL. Customer represents and warrants that it owns the necessary rights to the URL that it will designate to Company for branding of and public access to the Portal.

9.Confidentiality; Employees.

9.1.Confidentiality and Non-Disclosure.

9.1.1.Included Information. For purposes of this Agreement, the term “Confidential Information” means (i) the Customer Data; (ii) any Personal Information disclosed by one party to this Agreement to the other (irrespective of whether such personal information was publicly available); (iii) the terms of this Agreement; and (iv) any information disclosed by either party (“Disclosing Party”) to the other (“Receiving Party”) during the performance of this Agreement, or otherwise, that should reasonably have been understood by the recipient, because of legends or other markings, the circumstances of disclosure or the nature of the information itself, to be proprietary and confidential to the Disclosing Party or to a third party. Confidential Information may be disclosed in written or other tangible form or by oral, visual, or other means.

9.1.2.Excluded Information. With the exception of Confidential Information which is personal information, Confidential Information does not include any information that (i) was publicly known at the time of Disclosing Party’s communication thereof to Receiving Party; (ii) becomes publicly known through no fault of Receiving Party or its Representatives (as defined in below) subsequent to the time of Disclosing Party’s communication thereof to Receiving Party; (iii) was in Receiving Party’s possession free of any obligation of confidence at the time of Disclosing Party’s communication thereof to Receiving Party; (iv) is developed by Receiving Party independently of and without reference to any of Disclosing Party’s Confidential Information or other information that Disclosing Party disclosed in confidence to any third party; (v) is rightfully obtained by Receiving Party from third parties authorized to make such disclosure without restriction; or (vi) is publicly disclosed by Disclosing Party or identified by Disclosing Party as no longer proprietary or confidential.

9.1.3.Confidentiality Obligations. The obligations of confidentiality with respect to Confidential Information that is Customer data will survive the Term of this Agreement so long as such Customer data remains Confidential Information, and with respect to all other Confidential Information, for the period of five (5) years after the end of the term, the Receiving Party shall (i) not use Disclosing Party’s Confidential Information other than in connection with the performance of this Agreement or any order; (ii) protect the Disclosing Party’s Confidential Information from disclosure to others, using the same degree of care used to protect its own confidential or proprietary information of like importance, but in any case using no less than a reasonable degree of care; and (iii) shall not disclose, transfer, use copy or allow access to any Disclosing Party’s Confidential

Information to any third parties without the Disclosing Party’s prior written consent. Notwithstanding the foregoing, Receiving Party may disclose Disclosing Party’s Confidential Information to its affiliates and their respective directors, officers, employees, consultants, and agents (“Representatives”) who (i) have a need to know, for the purpose of this Agreement; and (ii) agree to protect Disclosing Party’s Confidential Information from unauthorized use and disclosure. Receiving Party will take appropriate actions by instruction, agreement or otherwise, with their respective Representatives who are permitted access to Disclosing Party’s Confidential Information or any part thereof in accordance with this Agreement, to inform them of this Agreement and to obtain their compliance with the terms expressed herein.

The parties to this Agreement will not use any Confidential Information obtained from the other party for its own benefit or for any purpose other than as intended by the parties under this Agreement.

9.1.4.Exceptions. Confidential Information may be disclosed in response to a subpoena or other validly issued administrative or judicial process requesting Confidential Information belonging to Disclosing Party, provided that the Receiving Party shall promptly notify Disclosing Party with a reasonable opportunity to obtain a protective order or otherwise protect the confidentiality of such information. Receiving Party shall, thereafter, be entitled to comply with such subpoena or other process to the extent required by law.

9.1.5.Ownership. All Confidential Information disclosed under this Agreement (including information held in electronic storage media) will be and remain the property of Disclosing Party.

9.2.Employees. During the Term and for a period of one (1) year thereafter, neither Company nor Customer shall hire, solicit for hire, or directly or knowingly indirectly use the services of any employee of the other party without the prior written consent of such other party. For purposes of this section, a person shall be deemed an “employee” of a party if such person has provided services to such party as an employee or independent contractor at any time within the preceding six (6) months.

9.3.Injunctive Relief. The parties acknowledge that a breach of this Section 9 will cause the damaged party great and irreparable injury and damage, which cannot be reasonably or adequately compensated by money damages. Accordingly, each party acknowledges that the remedies of injunction and specific performance shall be available in the event of such a breach or imminently threatened breach, without the need to post bond or demonstrate that adequate legal remedies are unavailable, in addition to money damages and other legal or equitable remedies.

10.Term and Termination

10.1.Term. The initial term of this Agreement is TWELVE (12) months beginning on the Effective Date above (the “Initial Term”). The implementation for the Portal commences only after the payment is received in full by Company. For the Initial Term, if the payment is not received in  full within five (5) days after the Effective Date, this Agreement will nullify automatically. After the Initial Term, the term of this Agreement shall be twelve months (each, a “Renewal Term”, referred to collectively with the Initial Term as the “Term”) and will automatically renew every twelve months (each a “Renewal Date”) unless (i) specified otherwise in Schedule C or Schedule D, or (ii) specified otherwise in the renewal invoice or (iii) terminated by either party pursuant to Section 10.2. To renew the Agreement after platform Suspension pursuant to Section 10.2.1 (“Reactivation”), Customer shall pay Company a $250 re-activation fee for each instance of Reactivation. To renew the Agreement after the end of the Term or after a termination by Customer or pursuant to Section 10.2, Company and Customer shall enter a new agreement.

10.2.Termination

10.2.1.Termination for Cause. If either party fails to perform any of its material obligations hereunder and the non-breaching party gives written notice of such breach to the breaching party, and the breaching party does not cure the breach within thirty (30) days after receipt of such notice, the non-breaching party may, by notice to the breaching party, terminate this Agreement within the next thirty (30) days after expiration of such cure period or at any later time prior to the cure of such breach. In the case that Customer fails to make a required payment by the due date, this Agreement provides a grace period of five (5) days from the due date, after which the platform will be suspended (“Suspension”). If the required payment is not made thirty (30) days after the due date, this Agreement will be terminated. Furthermore, if Customer fails to make a required payment by the due date on more than three (3) occasions during any period of twelve (12) months, or if continued provision of services to Customer under this Agreement would violate applicable laws, Company may (but shall not be required to) terminate this Agreement by giving notice to Customer, without giving written notice of such failure or providing for an opportunity to cure.

10.2.2.Termination for Cessation of Business. Customer may terminate this Agreement by giving at least ninety (90) days’ notice to Company if it discontinues the business using the Portal. Company may terminate this Agreement by giving at least ninety (90) days’ notice to Customer if it discontinues providing its platform to all of its customers. If either party becomes insolvent (i.e. becomes unable to pay its debts in the ordinary course of business as they come due) or makes an assignment for the benefits of creditors, then the other party may terminate this Agreement immediately upon notice.

10.2.3.Termination Without Cause. Either party to this Agreement may terminate this Agreement at any time by giving at least sixty (60) days’ notice to the other party. In the case of termination without cause by Customer, the Company shall retain all unearned fees paid by Customer. Notwithstanding anything to the contrary herein, the Customer shall have the right to terminate this Agreement within thirty (30) days of the Effective Date for any reason (a “Trial Termination”). In the event of a Trial Termination, the Company shall promptly (no less than 5 business days from the notice of termination) return the upfront payment made by Customer to Customer in full, and the Customer shall have no further obligations under this Agreement.

10.2.4.Effect of Termination. Upon any termination of this Agreement, the License shall terminate and Customer shall have no further rights in or to the Platform. Provided that Customer has paid all amounts due and otherwise complied with all of its material obligations under this Agreement, Company shall provide Customer, in a standard database format, with all of the data and information stored in the Portal, from whatever source.

10.2.5.Source Code Escrow Service. In the event that Company can no longer service the Platform, Company will maintain a copy of the Platform Source Code in an escrow account and assign an escrow agent to continue providing hosting service to Customer (the “Source Code Escrow Service”). For the continued service, Customer shall pay a subscription fee negotiated in good faith between Company and Customer before Source Code Escrow Service commences.

10.2.6.Survival of Intellectual Property Rights. The provisions of the Section 11 below (Ownership of and Usage and Access to Intellectual Property) shall survive any termination or expiration of this Agreement.

11.Ownership of Intellectual Property.

11.1.Intellectual Property of Company. The Customer acknowledges and agrees that Company is and will remain the sole and exclusive owner of all right, title, and interest in and to the Company Materials including the Platform and all Intellectual Property Rights in and to the Platform including any and all modifications, derivatives, improvements, updates, discoveries, Custom Development Work, and enhancements, even if such modifications, derivatives, updates, discoveries, Custom Development Work, and enhancements were suggestions or requests made by Customer. “Company Materials” means all the Platform, devices, documents, data, know-how, methods, processes, software and other inventions, Source Code, works, technologies and materials, Service Software, company systems, computer hardware, programs, reports and specifications, client software and deliverables that are proprietary to Company and provided or used by Company in connection with performing the Services and the providing the Platform. “Service Software” means the Platform and/or applications and any third-party or other software, and all new versions, updates, bug fixes, revisions, improvements, and modifications of the foregoing, that Company provides remote access to and use of as part of the Services. “Intellectual Property Rights” means any and all registered and unregistered rights granted, applied for or otherwise now or hereafter in existence under or related to any patent, copyright, trademark, trade secret, rights in goodwill, moral rights, rights to inventions, rights in designs, database protection or other intellectual property rights law, and all similar or equivalent rights or forms of protection, in any part of the world. To be clear, the Company is and will remain the sole and exclusive owner of all Intellectual Property Rights, title, and interest in and to Source Code created pursuant to the Custom Development Work requested by Customer and deployed on the Platform.

11.2.Intellectual Property of Customer. Customer is the exclusive owner of its name, logo(s), trademarks, and URLs, and, together with users of the Portal, all of the content displayed on the Portal.

11.3.Users of Portal. Customer owns all of the relationships with the users of the Portal. Unless compelled to do so by applicable law, Company may not share any personally-identifiable information of such users (e.g., names, addresses, Social Security numbers) with any person or contact or solicit any such users for any purpose without the advance written consent of Customer, which may be withheld in the sole and absolute discretion of Customer.

11.4.Use of Customer’s Name. Company retains the right to advertise that Customer uses the Platform with Customer’s written permission.

12.Limitation of Liability.

12.1.Limitation of Claims. THE COMPANY SHALL NOT BE LIABLE TO THE CUSTOMER UNDER ANY CIRCUMSTANCES (EVEN IF THIS AGREEMENT IS TERMINATED) FOR ANY CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES (INCLUDING WITHOUT LIMITATION LOSS OF PROFIT, REVENUE, BUSINESS OPPORTUNITY OR BUSINESS ADVANTAGE), WHETHER BASED UPON A CLAIM OR ACTION ROOTED IN TORT, CONTRACT, WARRANTY, NEGLIGENCE, STRICT LIABILITY, BREACH OF STATUTORY DUTY, CONTRIBUTION, INDEMNITY, OR ANY OTHER LEGAL THEORY OR CAUSE OF ACTION, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

12.2.Limitation of Damages. EXCEPT FOR A BREACH BY CUSTOMER OF SECTION 9.1 (CONFIDENTIALITY AND NON-DISCLOSURE), A CLAIM SUBJECT TO CUSTOMER’S INDEMNIFICATION OBLIGATIONS UNDER SECTION 13, OR CLAIMS ARISING OUT OF THE NEGLIGENCE, WILLFUL MISCONDUCT OR FRAUD BY COMPANY, THE MAXIMUM AGGREGATE LIABILITY OF A PARTY FOR DAMAGES RELATED TO THIS AGREEMENT, WHETHER FOR BREACH OF CONTRACT OR WARRANTY, STRICT LIABILITY, NEGLIGENCE OR OTHERWISE, WILL NOT EXCEED THE FEES PAID OR PAYABLE TO COMPANY IN THE TWELVE MONTHS PRECEDING THE CLAIM.

13.Indemnification by Customer.

13.1.Obligation to Indemnify. Customer will indemnify and hold harmless Company, its licensors, service providers, and their respective affiliates, managers, agents and employees, from and against all losses, costs, and expenses, including reasonable attorneys’ fees, from third- party liability, expense or claims related to: (i) solicitation, purchase, sale, or acceptance of investments in Investment Offers; (ii) the provision, operation or use of the Portal including any acts which are in breach of applicable law or violation of a party’s privacy or intellectual property rights (excluding any claim related to infringement of intellectual property rights by the use of the Platform as contemplated under this Agreement); (iii) the provision, use or failure of any product or service provided by the Customer; (iv) any representations or warranties made by Customer in respect of the Portal or any portions thereof (including the Platform or any portions thereof); (v) Customer’s negligence or willful misconduct, or (vi) any other use of the Portal for Customer’s benefit, except for claims arising from the negligence, wrongful acts or omissions of Company that were not performed or omitted at Customer’s instruction. This includes any and all claims made against Company in relation to offering documents for Investment Offers and the Customer’s or its affiliates’ management of Investment Offers.

13.2.Notice and Defense of Claims. Company will promptly notify Customer of any claim for which it believes it is entitled to indemnification under Section 13.1. Customer may, but shall not be required to, assume control of the defense and settlement of such claim provided that (i) such defense and settlement shall be at the sole cost and expense of Customer; (ii) Customer shall be permitted to control the defense of the claim only if Customer is financially capable of such defense and engages the services of a qualified attorney, each in the reasonable judgment of Company; (iii) Customer shall not thereafter withdraw from control of such defense and settlement without giving reasonable advance notice to Company; (iv) Company shall be entitled to participate in, but not control, such defense and settlement at its own cost and expense; (v) before entering into any settlement of the claim, Customer shall be required to obtain the prior written approval of Company, which shall be not unreasonably withheld, if pursuant to or as a result of such settlement, injunctive or other equitable relief would be imposed against Company; and (vi) Customer will not enter into any settlement of any such claim without the prior written consent of Company unless Customer agrees to be liable for any amounts to be paid to the third party pursuant to such settlement and is financially able to do so.

14.Miscellaneous.

14.1.Amendments; Waivers. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless executed in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

14.2.Notices. Any notice, request, demand, or other communication given pursuant to the terms of this Agreement shall be hand delivered, sent via email, or sent via overnight courier, and shall be deemed given upon delivery, correctly addressed to the addresses of the parties indicated below or at such other address as such party shall in writing have advised the other party.

If to the Company:	If to Customer:

WealthBlock Inc	Robert Ventures LLC
600 N Broad Street	2810 N Church Street, #28283
Suite 5 #3587	Wilmington DE 19802
Middletown, DE, 19709	Attn: Joseph Robert
Attn: Trilliam Jeong
Email: tjeong@wealthblock.ai	Email:
joe@joemrobert.com

Invoice Email:
joe@joemrobert.com

14.3.Governing Law This Agreement is governed and shall be construed in accordance with the laws of Illinois, without regard to its choice of law provisions. The parties hereto consent and submit to the jurisdiction and venue of the State and Federal Courts located in Cook County, Illinois.

14.4.Arbitration. All disputes arising under or relating to this Agreement shall be submitted to arbitration before the American Arbitration Association (“AAA”), for adjudication according to the applicable rules of such organization. Such disputes shall be adjudicated by a single arbitrator, chosen according to the AAA’s rules, and the decision of such arbitrator shall be final and binding. Each party shall initially pay half of the fees imposed by the AAA for any such arbitration, but the arbitrator shall have the authority to award the substantially prevailing party, and assess against the opposite party, the substantially prevailing party’s costs of the arbitration, including its portion of AAA fees and its attorneys’ fees. The decision of the arbitrator may be entered and enforced in any court of competent jurisdiction.

14.5.Choice of Forum. Notwithstanding Section 14.4, parties may institute actions in court to secure specific performance as set forth in Section 9.3 or injunctions barring violations of this Agreement. Each party hereby consents to the personal jurisdiction of the Federal and State courts located in Cook County, Illinois, for purposes of such actions and agrees that all disputes arising from this Agreement shall be prosecuted either before an arbitrator as set forth in Section 14.4 above or in such courts. Each party hereby agrees that any such court shall have in personam jurisdiction over such party and consents to service of process by notice sent by regular mail to 600 N Broad Street, Suite 5 #3587, Middletown, DE, 19709 if to Company and to 2810 N Church Street, #28283, Wilmington DE 19802, if to Customer, and/or by any means authorized by Delaware or Illinois law. In the event that a dispute is decided by a court under this Section 14.5, the prevailing party shall be entitled to recover reasonable attorneys’ fees and costs, provided that if a party prevails only in part the court shall award fees and costs in accordance with the relative success of each party.

14.6.Waiver of Jury Trial. Each party waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement.

14.7.Assignment. Except as explicitly set forth herein, neither Company nor Customer may assign its rights or obligations under this Agreement without the prior written consent of the other. Notwithstanding the preceding sentence, a party may assign its interest in this Agreement to a person acquiring (by sale, merger, reorganization, or otherwise) substantially all of the transferor’s assets or business, provided that (i) the transferee agrees to assume and perform all obligations of the transferor for periods following the transfer, (ii) the transferor remains liable for all obligations prior to the transfer, and (iii) in the case of a transfer by Customer the transferee shall not be engaged in the business of developing, marketing, or supporting an electronic platform in competition with the Platform. The transferring party may charge a reasonable fee for the review and processing of the information regarding the transfer.

14.8.Language Construction. The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that each party and its counsel have reviewed and had the opportunity to participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

14.9.Force Majeure. Notwithstanding Section 10 above, neither party shall be entitled to recover damages or terminate this Agreement by virtue of any delay or default in performance by the other party (other than a delay or default in the payment of money) if such delay or default is caused by Acts of God, government restrictions (including the denial or cancellation of any export or other necessary license), wars, insurrections and/or any other cause beyond the reasonable control of the party whose performance is affected; provided that (i) the party experiencing the difficulty shall give the other prompt written notice following the occurrence of the cause relied upon, explaining the cause and its effect in reasonable detail, and (ii) Company may suspend services to Customer to the extent, and for the period, necessary to comply with applicable law. Dates by which performance obligations are scheduled to be met will be extended for a period of time equal to the time lost due to any delay so caused.

14.10.Signature in Counterparts. This Agreement may be signed in counterparts, each of which shall be deemed to be a fully-executed original.

14.11.Signature by E-signature App or Email. An original signature transmitted by E- signature app or email shall be deemed to be original for purposes of this Agreement.

14.12.No Third-Party Beneficiaries. This Agreement is made for the sole benefit of the parties to this Agreement and the Indemnified Parties described in Section 13. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties hereto or shall be considered to be third-party beneficiaries of this Agreement in any way.

14.13.Binding Effect. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

14.14.Titles and Captions. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

14.15.Pronouns and Plurals. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

14.16.Days. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

14.17.No Waiver. The failure of either party to act on a breach of this Agreement by the other shall not be deemed a waiver of such breach or a waiver of future breaches, unless such waiver shall be in writing and singed by the party against whom enforcement is sought.

14.18.Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the other provisions, which shall remain in full force and effect.

14.19.Successors. Each and all of the provisions of this Agreement shall be binding and shall inure to the benefit of the parties and their respective successors and permitted assigns.

14.20.Entire Agreement. This Agreement (including all Schedules hereto entered into during the Term) constitutes the entire agreement between Company and Customer and supersedes all prior agreements and understandings between them.

[Remainder of Page Intentionally Blank; Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed, effective as of the Effective Date. An email copy or photocopy of this fully-executed Agreement shall be deemed as binding as if it were the original.

SCHEDULE A

HOSTING AND CUSTOMER SERVICE SUPPORT

1.SERVICE DESCRIPTION

The Hosted Service will allow clients to operate their platform, and the platform will be provided twenty-four (24) hours per day, seven (7) days per week in accordance with the Service Levels set out below.

2.SERVICE LEVELS

Service	Service Level
Planned Service Outages	No less than twenty-four (24) hours advanced notice for all Planned Service Outages
All planned service outages shall occur between the hours of 10:00PM EST and 6:00AM EST. Any outages occurring outside of this timeframe requires at least forty-eight (48) hours advanced notice.
Service Uptime

The Hosted Service shall have an availability of ninety-nine point five percent (99.5%) in any given billing cycle. The availability shall be calculated as: (actual uptime ÷ (scheduled uptime – total minutes in service period Hosted Services are not available due to an exception)) × 100 = Service Uptime.

3.SUPPORT SERVICES

Customer can contact Company between the hours of 9:00AM and 6:00PM EST during a Business Day (“Support Hours”) at the following email address: platform.support@wealthblock.ai

Advice

During Support Hours Company will provide Customer with such technical advice by telephone, email, or video call (e.g. Zoom) as will be necessary to resolve Customer’s difficulties and queries in using the Hosted Service.

Priority Category	Definition
Category 1 - Critical

A function of the Hosted Service is inoperable and further operation cannot proceed until the Problem is fixed.

Production server or other mission critical system(s) are down and no workaround is immediately available.

•All or a substantial portion of your mission critical data is at a significant risk of loss or corruption.

•You have had a substantial loss of service.

•Your business operations have been severely disrupted.

Category 2 - Major

A function of the Hosted Service is inoperable and further operation of that function cannot proceed but operation of other functions can proceed before this Problem is fixed. Major functionality is severely impaired.

•Operations can continue in a restricted fashion, although long-term productivity might be adversely affected.

•A temporary workaround is available.

Category 3 - Minor

While a function of the Hosted Service is operable, the operation is inconsistent with the Service Levels. Partial, non- critical loss of functionality of the software.

•Impaired operations of some components, but allows the user to continue using the software.

•Initial installation milestones are at minimal risk.

Category 4 - Trivial	An observation which does not affect the functionality of the Hosted Service is recorded. General usage questions. •Cosmetic issues, including errors in the documentation

Technical Response Times

Company will provide a Technical Response to each service request delivered by Customer. The time allocated to delivery of Technical Responses shall be measured from the time of receipt of the service request during Support Hours for Categories 1, 2, 3 and 4 of the service requests by Customer (the “Technical Response Times”).

Category of Problem	Response Time
Category 1	1 hour to 24 hours
Category 2	1 hour to 48 hours
Category 3	1 hour to 72 hours
Category 4	1 hour to 96 hours

For a Category 1, 2 or 3 Problem, Company will continue to work to correct the error each day during Support Hours for a Category 1, 2 or 3 Problem. In the event that Company provides a workaround, it will work as set out in the terms in the previous sentence until such time as a correction is provided. Company will give updates to Customer as and when appropriate for the category of problem.

Exceptions

Company will not be responsible for correcting a Problem arising from any of the following:

(a)Problems resulting from any modifications to the Hosted Service made by any person other than Company;

(b)incorrect use of the Hosted Service; or

(c)to the extent the relevant environment is not within Company’s control, any fault in the equipment or in any programs used in conjunction with the Hosted Service.

The Technical Response times for Category 1 and 2 Problems as set forth in the section above will be extended by the length of any delay in the time to fix attributable to any acts or omission of Customer or any of its employees, agents or subcontractors.

Change Requests

Customer may request a change to the Hosted Service by emailing platform.support@wealthblock.ai. Company shall respond to the change request within 2 business days, and the change request will be assigned to one of the following service levels.

•Design change: Limited changes to the colour, element sizes, and content on the Hosted Service. These changes shall be implemented within 3 business day upon finalizing the details of the change request.

•Light structural change: Limited to changes that can be implemented without adjusting the architecture of the Hosted Service. These changes shall be implemented within 7 business days upon finalizing the details of the change request.

•Heavy structural change: Includes implementation of 3rd party APIs, changes to object models, or inclusion of additional data into a view. These changes shall be implemented within a timeframe set out in the change request details.

Customer shall be charged for change requests in accordance to the work order that is established at the time of the change request between Customer and Company and agreed on by both parties in terms of timelines, costs, and scope of work should a change order arise.

4.HOSTING AND DATA

Company shall provide hosting for the Portal through Amazon Web Services or another comparable hosting service. Company has provided Customer with the technical specifications of its third-party hosting services and shall notify Customer of any change in the hosting provider or such technical specifications. Company is solely responsible for ensuring security and data integrity for the Portal.

5.TRAINING AND SUPPORT

Customer will be entitled to receive at no additional cost training hours to bring Customer to a competent level of platform administration.

SCHEDULE B

NORTH CAPITAL API TERMS & CONDITIONS

Client/Issuer/Customer, as a defined term in the WealthBlock Services Agreement, wishes to use the WealthBlock white label platform to perform some or all of the following procedures: (1) verify the identity of prospective investors ("KYC"); (2) screen for money laundering, fraud, terrorism, and other illegal activity by comparing investor information against known blacklists ("AML" and "OFAC" checks); (3) initiate certain debit and credit entries through ACH transfers, pursuant to the terms of this clickwrap license ("Agreement") and the rules of the National Clearing House Association (the "Rules"). The Client/Issuer/Customer may elect to utilize AML and OFAC checks without payment processing. However, all customers using payment processing are also required to use the AML and OFAC checks, or to have another AML and OFAC solution acceptable to WealthBlock and North Capital (as defined below), as part of a comprehensive AML Policy designed to prevent money laundering and combat terrorism financing, and to mitigate the risk of the Client/Issuer/Customer being used to facilitate financial crime. By initialing below Client/Issuer/Customer acknowledges this Agreement incorporates by reference WealthBlock’s and North Capital’s privacy policies and websites terms of use (see https://www.wealthblock.com and https://www.northcapital.com).

COMPLIANCE PROCESSING

  APPOINTMENT OF ACH PROCESSOR. Client/Issuer/Customer hereby appoints North Capital Private Securities Corporation and its affiliates ("North Capital") as the processor of ACH debit and credit transactions, if any, under this Agreement.

Client/Issuer/Customer specifically warrants to North Capital that it has taken all necessary legal action and has authority to enter into this Agreement with North Capital and utilize the services hereunder. North Capital hereby accepts this appointment and agrees to process Client/Issuer/Customer's transactions pursuant to the Rules and the terms and conditions set forth herein. Client/Issuer/Customer will only initiate Investor KYC and AML verification procedures and present ACH transactions that have been duly authorized by an End User or the Client/Issuer/Customer to settle a valid obligation of such End User or Client/Issuer/Customer.

Client/Issuer/Customer agrees that in order for account data provided by via North Capital's Services to be accurately processed by North Capital, the End User must provide accurate and complete personally-identifying information and, in the case of payments, enter the correct Routing Number and Account Number applicable to the account from which funds will be drawn.

If the Client/Issuer/Customer elects to utilize North Capital for ACH processing, North Capital shall create one or more consolidated files that capture all debits and credits approved by the Client/Issuer/Customer. North Capital shall transmit such files to the Originating Depository Financial Institution ("ODFI") for processing and shall promptly  credit or debit, as the case may be, the Client/Issuer/Customer's account for the aggregate amount of transactions when final settlement has occurred. Client/Issuer/Customer acknowledges that this Agreement provides for the provisional settlement of Client/Issuer/Customer's transactions, subject to certain terms and conditions, credit transactions, contingent claims for Chargebacks, adjustments, final settlement, and post‐ settlement returns, including but not limited to those enumerated herein. The Client/Issuer/Customer is solely responsible for all losses and damages related to transactions submitted to North Capital that have not been authorized by the End User, unless such Unauthorized Transaction is the result of an error by North Capital or a defect in North Capital's payment processing software. North Capital shall have rights against any Client/Issuer/Customer account that is held by North Capital to initiate debits to make whole North Capital for the amount of such transactions, together with any fees associated with them. Client/Issuer/Customer agrees that North Capital is providing no guarantee or warranty, express or implied, with regard to any transaction of an End User. It is further agreed that North Capital has no liability for any loss that Client/Issuer/Customer may incur as the result of an End User transaction that has been authorized by the Client/Issuer/Customer using North Capital Services, and no liability for any indirect or consequential losses that Client/Issuer/Customer may incur as a result of any failure of equipment or software, except in the case of gross negligence or willful misconduct of North Capital.

CHARGEBACKS, REIMBURSEMENT, COLLATERAL ACCOUNT: Client/Issuer/Customer agrees to pay North Capital any fines imposed on North Capital by any Association or bank resulting from Chargebacks or with respect to acts or omissions of Client/Issuer/Customer, or as a result of any Unauthorized Transactions. If Client/Issuer/Customer's Chargeback percentage for any line of business exceeds the estimated industry Chargeback percentage, Client/Issuer/Customer shall, in addition to the Chargeback fees and any applicable Chargeback handling fees or fines, pay North Capital an excessive Chargeback fee for all Chargebacks occurring in such month in such line(s) of business. Each estimated industry Chargeback percentage is subject to change from time to time by North Capital in order to reflect changes in the industry Chargeback percentage reported by NACHA.

Client/Issuer/Customer shall bear all risk of loss, without warranty or recourse to North Capital, for the face amount of any transaction submitted to North Capital and any fees or other amounts due North Capital associated with any transaction (including North Capital's actual costs and expenses.) North Capital shall have the right to debit Client/Issuer/Customer's incoming transactions, designated account, or any other funds of Client/Issuer/Customer in North Capital's direct or indirect control by reason of North Capital's security interest granted by Client/Issuer/Customer hereunder, and to charge back any transactions returned to Client/Issuer/Customer for any reason.

North Capital reserves the right to establish and Client/Issuer/Customer agrees to fund a non‐ interest bearing Chargeback Reserve Account, or to demand other security and/or to raise any transaction fee hereunder, upon North Capital's reasonable determination of the occurrence of any the following:

●Client/Issuer/Customer engages in the processing of charges that create an overcharge to the End User by duplication of charges;

●any activity engaged in by Client/Issuer/Customer, which violates any applicable law or Rule or the terms and conditions herein or in the WealthBlock Services Agreement;

●Chargebacks exceed 33% of the total number of transactions submitted by Client/Issuer/Customer in any 30 day calendar period;

●excessive number of requests from End Users or banks for retrieval of documentation; or

●Client/Issuer/Customer's financial stability is in question or Client/Issuer/Customer ceases doing business upon notice of termination of this Agreement.

North Capital shall disburse any remaining funds in this Chargeback Reserve Account at the end of 180 days after termination of this Agreement or 90 days from the date of the last Chargeback activity, whichever is later, unless North Capital, in its sole discretion has reason to believe that End User Chargeback rights may be longer than such period of time or that loss is otherwise likely, in which event North Capital will notify Client/Issuer/Customer of the date set for the release of the funds. Funds in the Chargeback Reserve Account shall not bear interest.

FEES AND PAYMENT TERMS: Fees and payment terms for the Online Funding feature are set forth in the Proposal incorporated by reference in Section 3.1.4 of the WealthBlock Services Agreement.

SCHEDULE C

FEES & PAYMENT TERMS

1.Setup Fee: $1,500 payable on Effective Date.

2.Subscription Fee:

a.For the entire Initial Term, Customer will pay Company an aggregate of $16,500 (the “Initial Subscription Fee”). The Initial Subscription Fee is due and payable according to the following schedule:

☒Initial Payment:

$16,500 on the Effective Date.

☐Subsequent Payment:

An equal amount of  on each  date from the Effective Date.

b.During the Renewal Term, Customer will pay Company an annual subscription fee pursuant to the current renewal pricing at the time of the renewal unless specified otherwise in Schedule C (collectively, the “Renewal Subscriptions Fees”). Each Renewal Subscription Fee will be (i) due and payable on the Renewal Date and (ii) charged automatically to the credit card or ACH information provided by Customer for such purpose.

The Initial Subscription Fee and any Renewal Subscription Fees shall be referred to collectively as the “Subscription Fee”.

3.Professional Fee:

If Customer requests additional features in the Portal in keeping with Section 3.1.3 of this Agreement, then Customer shall provide Company with a statement of work indicating the desired scope of work and accepting associated incremental costs. Per agreed costs, development hours will be purchased in bulk upfront. Company may accept or reject the request in its sole discretion.

4.Third-Party Vendor Service Fee:

To the extent that Customer engages the services of a third-party vendor via the Platform, Customer will be invoiced according to the use of the services.

5.Service Options: From the service options chart below, Customer has selected the “- White Label Platform (A La Carte _with ONE offer) ”. At any time and from time-to-time, Customer may choose one of the other service options defined below by giving notice to Company; provided however, that the Subscription Fee will be updated to reflect such change.

SCHEDULE D

CUSTOM DEVELOPMENT WORK

Form of Statement of Work

This Statement of Work is made by the undersigned parties pursuant to a certain White Label Platform License Agreement dated  , 202_, by and between  (the “Customer) and WealthBlock Inc. (the “Company”). The Customer acknowledges that the

Name of Project:

Brief Description of Project:.

WealthBlock Project Coordinator:  Portal Project Coordinator:

Deliverables, Estimated Hours and Deadline:

Deliverable	Proprietary (Y/N)	Estimated Hours	Deadline

TOTAL HOURS:

Custom Development Fee = Total Hours * $175 = $

The Customer acknowledges and agrees that work pursuant to this Schedule D begins once the Custom Development Fee is paid in its entirety.

Special Instructions:

WEALTHBLOCK INC.

By:

Name: Trilliam Jeong, CEO

By:

Name:__________, ______________